# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 60 Degrees Pharmaceuticals, Inc., CIK 0001946563
CUSIP: 83006G104
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1025 Connecticut Avenue, NW Suite 1000, Washington D.C, United States (X1), 20036
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001756235

## Reporting persons
- Knight Therapeutics Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: (1) See item 4 below. This constitutes an exit filing for the Reporting Person.

## Item 1. Issuer
Name of issuer: 60 Degrees Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 1025 Connecticut Avenue, NW Suite 1000, Washington D.C. 20036

## Item 2. Person Filing
Name of person filing: Knight Therapeutics Inc.
Address of principal business office or, if none, residence: 600 - 100 boul. Alexis Nihon Montreal, QC, H4M 2P2
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, the Reporting Person no longer beneficially owns any shares of common stock of the Issuer. Accordingly, this Amendment No. 3 to Schedule 13G is being filed as an exit filing.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Knight Therapeutics Inc.: /s/ Samira Sakhia, Samira Sakhia (05/15/2026)